Exhibit 5.1
March 24, 2009
Kansas City Power & Light Company
1201 Walnut Street
Kansas City, Missouri 64106
Re:	Kansas City Power & Light Company Registration Statement on Form S-3
Ladies and Gentlemen:
     I have served as assistant general counsel to Kansas City Power & Light Company, a Missouri corporation (the “Company”), in connection with the issuance and sale by the Company of $400,000,000 aggregate principal amount of 7.15% Mortgage Bonds, Series 2009A due 2019 (the “Bonds”), covered by the Registration Statement on Form S-3 (No. 333-148136) (the “Registration Statement”) filed on December 18, 2007 by the Company with the Securities and Exchange Commission under the Securities Act of 1933, as amended.
     The Bonds were issued under and secured by the General Mortgage and Deed of Trust, dated as of December 1, 1986 (the “Indenture”), between the Company and UMB Bank, N.A. (formerly United Missouri Bank of Kansas City, N.A.) (the “Trustee”). The Bonds were sold by the Company pursuant to the Underwriting Agreement, dated March 19, 2009, between the Company and Banc of America Securities LLC, BNP Paribas Securities Corp. and J.P. Morgan Securities Inc., as representatives of the several underwriters named therein.
     In rendering the opinion expressed below, I have examined and relied upon a copy of the Registration Statement and the exhibits filed therewith. I have also examined originals, or copies of originals certified to my satisfaction, of such agreements, documents, certificates and statements of government officials and other instruments, and have examined such questions of law and have satisfied myself as to such matters of fact, as I have considered relevant and necessary as the basis for this opinion letter. I have assumed the authenticity of all documents submitted to me as originals, the genuineness of all signatures, the legal capacity of all persons and the conformity with the original documents of any copies thereof submitted to me for examination. I have also assumed that the Indenture is the valid and binding obligation of the Trustee.
     Based on the foregoing, and subject to the qualifications and limitations hereinafter set forth, I am of the opinion that the Bonds are legally issued and constitute the valid and binding obligations of the Company enforceable in accordance with their terms, subject to bankruptcy, insolvency or other laws affecting enforcement of mortgagees’ or other creditors’ rights generally and general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).
     For purposes of this opinion letter, I have further assumed that the Bonds will be governed by the laws of the State of Missouri. I am licensed to practice law in the State of Missouri and the foregoing opinion is limited to the laws of the State of Missouri.

     I hereby consent to the filing of this opinion letter as an exhibit to the Registration Statement and to all references to me included in or made a part of the Registration Statement.

Very truly yours,
/s/ Mark G. English
Mark G. English
Assistant General Counsel and Assistant Secretary